Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
PressLogic Limited	Hong Kong
InSmart Financials Limited	Hong Kong
PressLogic Taiwan Limited	Hong Kong
Maxlytics Limited	Hong Kong
MediaPlace Limited	Hong Kong
Lead Famous Limited	BVI
Ample Advance Limited	BVI
Pop Media HK Limited	Hong Kong
Business Media Limited	Hong Kong
Baby-Kingdom.com Limited	Hong Kong